UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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Amendment No. 2 to

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Medivation, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

58501N101
(CUSIP Number)

May 17, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]           Rule 13d-1(b)

[X]           Rule 13d-1(c)

[ ]           Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the act but shall be subject to all other provisions of the Act.

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BAM Opportunity Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware, U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 3,025,091 Refer to Items 4 and 8 below.
7 Sole Dispositive Power 0
8 Shared Dispositive Power 3,025,091 Refer to Items 4 and 8 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,025,091 Refer to Items 4 and 8 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 8.90% Refer to Items 4 and 8 below.
12	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BAM Total Return Master Fund, Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 78,882 Refer to Items 4 and 8 below.
7 Sole Dispositive Power 0
8 Shared Dispositive Power 78,882 Refer to Items 4 and 8 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 78,882 Refer to Items 4 and 8 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 0.23% Refer to Items 4 and 8 below.
12	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) AM Master Fund III, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 143,800 Refer to Items 4 and 8 below.
7 Sole Dispositive Power 0
8 Shared Dispositive Power 143,800 Refer to Items 4 and 8 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 143,800 Refer to Items 4 and 8 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 0.42% Refer to Items 4 and 8 below.
12	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BAM Capital, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware, U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 3,025,091 Refer to Items 4 and 8 below.
7 Sole Dispositive Power 0
8 Shared Dispositive Power 3,025,091 Refer to Items 4 and 8 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,025,091 Refer to Items 4 and 8 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 8.90% Refer to Items 4 and 8 below.
12	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BAM Management, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware, U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 3,277,292 Refer to Items 4 and 8 below.
7 Sole Dispositive Power 0
8 Shared Dispositive Power 3,277,292 Refer to Items 4 and 8 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,277,292 Refer to Items 4 and 8 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 9.64% Refer to Items 4 and 8 below.
12	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BAM Offshore Management, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [x]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware, U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 300,683 Refer to Items 4 and 8 below.
7 Sole Dispositive Power 0
8 Shared Dispositive Power 300,683 Refer to Items 4 and 8 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 300,683 Refer to Items 4 and 8 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 0.88% Refer to Items 4 and 8 below.
12	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) AM Investment Partners, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware, U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 3,356,174 Refer to Items 4 and 8 below.
7 Sole Dispositive Power 0
8 Shared Dispositive Power 3,356,174 Refer to Items 4 and 8 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,356,174 Refer to Items 4 and 8 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 9.87% Refer to Items 4 and 8 below.
12	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) AM Investment Partners GP, Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 143,800 Refer to Items 4 and 8 below.
7 Sole Dispositive Power 0
8 Shared Dispositive Power 143,800 Refer to Items 4 and 8 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 143,800 Refer to Items 4 and 8 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 0.42% Refer to Items 4 and 8 below.
12	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) AM Investment General Partner, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware, U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 143,800 Refer to Items 4 and 8 below.
7 Sole Dispositive Power 0
8 Shared Dispositive Power 143,800 Refer to Items 4 and 8 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 143,800 Refer to Items 4 and 8 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 0.42% Refer to Items 4 and 8 below.
12	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ross Berman
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 3,356,174 Refer to Items 4 and 8 below.
7 Sole Dispositive Power 0
8 Shared Dispositive Power 3,356,174 Refer to Items 4 and 8 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,356,174 Refer to Items 4 and 8 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 9.87% Refer to Items 4 and 8 below.
12	Type of Reporting Person (See Instructions) IN

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Hal Mintz
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 3,356,174 Refer to Items 4 and 8 below.
7 Sole Dispositive Power 0
8 Shared Dispositive Power 3,356,174 Refer to Items 4 and 8 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,356,174 Refer to Items 4 and 8 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 9.87% Refer to Items 4 and 8 below.
12	Type of Reporting Person (See Instructions) IN

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Adam Stern
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 3,356,174 Refer to Items 4 and 8 below.
7 Sole Dispositive Power 0
8 Shared Dispositive Power 3,356,174 Refer to Items 4 and 8 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,356,174 Refer to Items 4 and 8 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 9.87% Refer to Items 4 and 8 below.
12	Type of Reporting Person (See Instructions) IN

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Mark Friedman
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 3,356,174 Refer to Items 4 and 8 below.
7 Sole Dispositive Power 0
8 Shared Dispositive Power 3,356,174 Refer to Items 4 and 8 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,356,174 Refer to Items 4 and 8 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 9.87% Refer to Items 4 and 8 below.
12	Type of Reporting Person (See Instructions) IN

Item 1.

(a)	Name of Issuer
Medivation, Inc.
(b)	Address of Issuer’s Principal Executive Offices
201 Spear Street, 3rd Floor, San Francisco, California 94105

Item 2.

(a)	Name of Person Filing

(i) BAM Opportunity Fund, L.P. (the “Opportunity Fund”), a Delaware limited partnership, with respect to shares of Common Stock (as defined in Item 2(d) below) directly owned by it.

(ii) BAM Total Return Master Fund, Ltd. (the “TR Master Fund”), a Cayman Islands exempted company, with respect to shares of Common Stock directly owned by it.

(iii) AM Master Fund III, LP (“AM III”), a Cayman Islands exempted company, with respect to shares of Common Stock directly owned by it.

(iv) BAM Capital, LLC (the “BAM Capital”), which serves as the general partner of the Opportunity Fund.

(v) BAM Management, LLC (“BAM Management”), which serves as the investment manager to the Opportunity Fund and as an account manager to certain positions held by Ergos Offshore I Ltd.

(vi) BAM Offshore Management, LLC (“BAM Offshore Management”), which serves as the investment manager to the TR Master Fund.

(vii) AM Investment Partners, LLC (“AMIP LLC”), a Delaware limited liability company, which serves as the investment manager to AM III and as an account manager to certain positions held by Lyxor AM/V Fund, Limited; Partners Group Alternative Strategies PCC Limited Grey Delta Cell; and LMA SPV for and on behalf of Map 47.  AMIP LLC owns AMIP GP Ltd.

(viii) AM Investment Partners GP, Ltd. (“AMIP GP Ltd.”), a Cayman exempted company, which serves as a general partner to AM III.

(ix) AM Investment General Partner, LLC (“AM GP LLC”), a Delaware limited liability company, which serves as a general partner to AM III.

(x) Mr. Hal Mintz who serves as a managing member of BAM Capital, BAM Management, and BAM Offshore Management.

(xi) Mr. Ross Berman who serves as a managing member of BAM Capital, BAM Management, and BAM Offshore Management.

(xii) Mr. Adam Stern who serves as a managing member of AMIP LLC and AM GP LLC.

(xiii) Mr. Mark Friedman who serves as a managing member of AMIP LLC and AM GP LLC.

(b)	Address of Principal Business Office or, if none, Residence

BAM Opportunity Fund, L.P., c/o BAM Capital, LLC
BAM Total Return Master Fund, Ltd., c/o BAM Offshore Management, LLC
AM Master Fund III, LP, c/o AM Investment Partners, LLC
BAM Capital, LLC
BAM Management, LLC
BAM Offshore Management, LLC
AM Investment Partners, LLC
AM Investment Partners GP, Ltd.
AM Investment General Partner, LLC
1 Liberty Plaza, 27th Floor
New York, NY  10006

Ross Berman
Hal Mintz
c/o BAM Capital, LLC
1 Liberty Plaza, 27th Floor
New York, NY  10006

Adam Stern
Mark Friedman
c/o AM Investment Partners, LLC
1 Liberty Plaza, 27th Floor
New York, NY  10006

(c)	Citizenship

BAM Opportunity Fund, L.P. - Delaware, U.S.A.
BAM Total Return Master Fund, Ltd. – Cayman Islands
AM Master Fund III, LP – Cayman Islands

BAM Capital, LLC - Delaware, U.S.A.
BAM Management, LLC – Delaware, U.S.A.
BAM Offshore Management, LLC – Delaware, U.S.A.
AM Investment Partners, LLC – Delaware, U.S.A.
AM Investment Partners GP, Ltd. – Cayman Islands
AM Investment General Partner, LLC – Delaware, U.S.A.

Ross Berman - U.S.A.
Hal Mintz - U.S.A.
Adam Stern – U.S.A.
Mark Friedman – U.S.A.

(d)	Title of Class of Securities
Common Stock, $0.01 par value (the “Common Stock”)
(e)	CUSIP Number
58501N101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act;
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with §240.13d-1(b)(l)(ii)(J);
(k)	[X]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(l)(ii)(J), please specify the type of institution.

Item 4.	Ownership

           Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

As of the date hereof, the Opportunity Fund held 1,236,391 shares of Common Stock and options to purchase 1,788,700 shares of Common Stock, the TR Master Fund held 7,982 shares of Common Stock and options to purchase 70,900 shares of Common Stock, and BAM Management managed a position on behalf of Ergos that included options to purchase 30,400 shares of Common Stock.

As of the date hereof, AM III held options to purchase 143,800 shares of common stock, and AMIP LLC managed  positions on behalf of Lyxor AM/V Fund, Limited; Partners Group Alternative Strategies PCC Limited Grey Delta Cell; and LMA SPV for and on behalf of Map 47, in the amounts of options to purchase 15,000 shares, options to purchase 63,000 shares, and 1 share of Common Stock, respectively.

The percentages herein are calculated based upon the 34,008,485  shares of Common Stock issued and outstanding as of May 5, 2010, as reported on the Issuer’s Form 10-Q filed with the SEC on May 10, 2010.

A. BAM Opportunity Fund, L.P.
    (a) Amount beneficially owned: 3,025,091
    (b) Percent of class: 8.90%
    (c) Number of shares as to which such person has:
       (i) Sole power to vote or direct the vote: -
       (ii) Shared power to vote or direct the vote: 3,025,091
       (iii) Sole power to dispose or direct the disposition:-
       (iv) Shared power to dispose or direct the disposition: 3,025,091

B. BAM Total Return Master Fund, Ltd.
    (a) Amount beneficially owned: 78,882
    (b) Percent of class: 0.23%
    (c) Number of shares as to which such person has:
       (i) Sole power to vote or direct the vote: -
       (ii) Shared power to vote or direct the vote: 78,882
       (iii) Sole power to dispose or direct the disposition:-
       (iv) Shared power to dispose or direct the disposition: 78,882

C. AM Master Fund III, LP
    (a) Amount beneficially owned: 143,800
    (b) Percent of class: 0.42%
    (c) Number of shares as to which such person has:
       (i) Sole power to vote or direct the vote: -
       (ii) Shared power to vote or direct the vote: 143,800
       (iii) Sole power to dispose or direct the disposition:-
       (iv) Shared power to dispose or direct the disposition: 143,800

D. BAM Capital, LLC
    (a) Amount beneficially owned: 3,025,091
    (b) Percent of class: 8.90%
    (c) Number of shares as to which such person has:
       (i) Sole power to vote or direct the vote: -
       (ii) Shared power to vote or direct the vote: 3,025,091
       (iii) Sole power to dispose or direct the disposition:-
       (iv) Shared power to dispose or direct the disposition: 3,025,091

E. BAM Management, LLC*
    (a) Amount beneficially owned: 3,277,292
    (b) Percent of class: 9.64%
    (c) Number of shares as to which such person has:
       (i) Sole power to vote or direct the vote: -
       (ii) Shared power to vote or direct the vote: 3,277,292
       (iii) Sole power to dispose or direct the disposition:-
       (iv) Shared power to dispose or direct the disposition:  3,277,292

*  Includes options to purchase 30,400 shares of Common Stock owned by Ergos Offshore I Ltd., over which BAM Management, LLC has discretionary trading authority.  Amounts also include positions managed by AM Investment Partners, LLC.

F. BAM Offshore Management, LLC**
    (a) Amount beneficially owned: 300,683
    (b) Percent of class: 0.88%
    (c) Number of shares as to which such person has:
       (i) Sole power to vote or direct the vote: -
       (ii) Shared power to vote or direct the vote: 300,683
       (iii) Sole power to dispose or direct the disposition:-
       (iv) Shared power to dispose or direct the disposition: 300,683

** Amounts also include positions managed by AM Investment Partners, LLC.

G. AM Investment Partners, LLC.***
    (a) Amount beneficially owned: 3,356,174
    (b) Percent of class: 9.87%
    (c) Number of shares as to which such person has:
       (i) Sole power to vote or direct the vote: -
       (ii) Shared power to vote or direct the vote: 3,356,174
       (iii) Sole power to dispose or direct the disposition:-
       (iv) Shared power to dispose or direct the disposition: 3,356,174

*** Consists of options to purchase 15,000 shares owned by Lyxor AM/V Fund, Ltd;  options to purchase 63,000 shares owned Partners Group Alternative Strategies PCC Limited Grey Delta Cell; and 1 share of Common Stock owned by LMA SPC for and on behalf of Map 47 over which AM Investment Partners, LLC has discretionary trading authority. Also includes positions managed by BAM Management, LLC and BAM Offshore Management, LLC.

H. AM Investment Partners GP, Ltd
    (a) Amount beneficially owned: 143,800
    (b) Percent of class: 0.42%
    (c) Number of shares as to which such person has:
       (i) Sole power to vote or direct the vote: -
       (ii) Shared power to vote or direct the vote: 143,800
       (iii) Sole power to dispose or direct the disposition:-
       (iv) Shared power to dispose or direct the disposition: 143,800

I. AM Investment General Partner, LLC
    (a) Amount beneficially owned: 143,800
    (b) Percent of class: 0.42%
    (c) Number of shares as to which such person has:
       (i) Sole power to vote or direct the vote: -
       (ii) Shared power to vote or direct the vote: 143,800
       (iii) Sole power to dispose or direct the disposition:-
       (iv) Shared power to dispose or direct the disposition: 143,800

J. Hal Mintz

    (a) Amount beneficially owned: 3,356,174
    (b) Percent of class: 9.87%
    (c) Number of shares as to which such person has:
       (i) Sole power to vote or direct the vote: -
       (ii) Shared power to vote or direct the vote: 3,356,174
       (iii) Sole power to dispose or direct the disposition:-
       (iv) Shared power to dispose or direct the disposition: 3,356,174

K. Ross Berman
    (a) Amount beneficially owned: 3,356,174
    (b) Percent of class: 9.87%
    (c) Number of shares as to which such person has:
       (i) Sole power to vote or direct the vote: -
       (ii) Shared power to vote or direct the vote: 3,356,174
       (iii) Sole power to dispose or direct the disposition:-
       (iv) Shared power to dispose or direct the disposition: 3,356,174

L. Adam Stern
    (a) Amount beneficially owned: 3,356,174
    (b) Percent of class: 9.87%
    (c) Number of shares as to which such person has:
       (i) Sole power to vote or direct the vote: -
       (ii) Shared power to vote or direct the vote: 3,356,174
       (iii) Sole power to dispose or direct the disposition:-
       (iv) Shared power to dispose or direct the disposition: 3,356,174

M. Mark Friedman
    (a) Amount beneficially owned: 3,356,174
    (b) Percent of class: 9.87%
    (c) Number of shares as to which such person has:
       (i) Sole power to vote or direct the vote: -
       (ii) Shared power to vote or direct the vote: 3,356,174
       (iii) Sole power to dispose or direct the disposition:-
       (iv) Shared power to dispose or direct the disposition: 3,356,174

This statement relates to beneficial ownership of Common Stock held by the Opportunity Fund over which BAM Capital, and BAM Management have discretionary trading authority; by the TR Master Fund over which BAM Offshore Management has discretionary trading authority; by Ergos Offshore I Ltd, over which BAM Management has discretionary trading authority; by AM III, over which AMIP LLC; AMIP GP Ltd.; and AM GP LLC have discretionary trading authority; and by Lyxor AM/V Fund, Limited; Partners Group Alternative Strategies PCC Limited Grey Delta Cell; and LMA SPV for and on behalf of Map 47, over which AMIP LLC has discretionary trading authority.

The managing members of BAM Capital, BAM Management, and BAM Offshore Management are Ross Berman and Hal Mintz, who share investment management duties. The managing members of AMIP LLC and AM GP LLC are Adam Stern and Mark Friedman.  The Opportunity Fund, the TR Master Fund, AM III, BAM Capital, BAM Management, BAM Offshore Management, AMIP LLC, AMIP GP Ltd., AM GP LLC, Mr. Mintz, Mr. Berman, Mr. Stern, and Mr. Friedman are hereinafter sometimes collectively referred to as the "Reporting Persons."

AMIP LLC, together with its affiliates, has entered into an agreement in principle to combine its business operations with BAM Management, and its affiliates (the “Business Combination”).  This Business Combination has not yet closed.  However AMIP LLC, BAM Management, and their affiliates began sharing office space on May 17, 2010.  Accordingly, the Reporting Persons have voluntarily decided to deem themselves a “Group” for purposes of their respective beneficial ownership of the Common Stock.  While there is no agreement or understanding whereby AMIP LLC, Adam Stern, or Mark Friedman, or their affiliates have authority to manage the investment positions of the Opportunity Fund, the TR Master Fund, or Ergos Offshore I Ltd., or whereby BAM Management, BAM Offshore Management, Ross Berman, Hal Mintz, or their affiliates have authority to manage the investment positions of AM III, Lyxor AM/V Fund, Limited, Partners Group Alternative Strategies PCC Limited Grey Delta Cell, or LMA SPV prior to the closing of the Business Combination, it is possible that AMIP LLC and its affiliates may from time to time coordinate investment decisionmaking with BAM Management and BAM Offshore Management and their affiliates, prior to the closing of the Business Combination.  There may be circumstances under which the above-mentioned Reporting Persons that have investment discretion over the positions held by the Opportunity Fund, the TR Master Fund and Ergos Offshore I Ltd. may also have investment discretion over certain positions held by AM III, Lyxor AM/V Fund, Limited, Partners Group Alternative Strategies PCC Limited Grey Delta Cell, and LMA SPV from time to time, and vice versa.   Accordingly, the reporting persons have reflected this potential for shared investment discretion before the closing of the Business Combination in this filing.

Each of the Reporting Persons disclaims beneficial ownership of all shares of Common Stock reported hereby, except to the extent of such Reporting Person’s pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following
[ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

The Opportunity Fund is a private investment partnership, the sole general partner of which is BAM Capital. As the sole general partner of the Opportunity Fund, BAM Capital  has the power to vote and dispose of the Common Stock beneficially owned by the Opportunity Fund and, accordingly, may be deemed the "beneficial owner" of such Common Stock.  As the investment manager of the Opportunity Fund, BAM Management has the power to vote and dispose of the Common Stock owned by the Opportunity Fund and, accordingly, may be deemed the "beneficial owner" of such Common Stock.

The TR Master Fund is a private investment fund, the investment manager to which is BAM Offshore Management.  As the investment manager of the TR Master Fund, BAM Offshore Management has the power to vote and dispose of the Common Stock beneficially owned by the TR Master Fund and, accordingly, may be deemed the "beneficial owner" of such Common Stock.

Ergos Offshore I Ltd. is a private investment fund.  BAM Management has trading authority with respect to certain positions held by Ergos Offshore I Ltd. including the Common Stock and options thereon, and, accordingly, may be deemed the "beneficial owner" of the Common Stock.

AM III is a private investment fund, the investment manager to which is AMIP LLC and the general partners to which are AMIP GP Ltd. and AM GP LLC.  As the investment manager of AM III, AMIP LLC has the power to vote and dispose of the Common Stock beneficially owned by AM III and, accordingly, may be deemed the "beneficial owner" of such Common Stock.  As the general partners of AM III, AMIP GP Ltd. and AM GP LLC have the power to vote and dispose of the Common Stock beneficially owned by AM III and, accordingly, may be deemed the "beneficial owner" of such Common Stock.

Lyxor AM/V Fund, Limited; Partners Group Alternative Strategies PCC Limited Grey Delta Cell; and LMA SPV for and on behalf of Map 47 are private investment funds.  AMIP LLC has trading authority with respect to certain positions held by Lyxor AM/V Fund, Limited; Partners Group Alternative Strategies PCC Limited Grey Delta Cell; and LMA SPV for and on behalf of Map 47 including the Common Stock and options thereon and, accordingly, may be deemed to be the “beneficial owner” of the Common Stock.

The managing members of BAM Capital, BAM Management, and BAM Offshore Management are Hal Mintz and Ross Berman.  AMIP GP Ltd. is wholly owned by AMIP LLC.  The managing members of AMIP LLC and AM GP LLC are Adam Stern and Mark Friedman.

See also notes 4 and 8.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

AMIP LLC, together with its affiliates, has entered into an agreement in principle to combine its business operations with BAM Management, and its affiliates (the “Business Combination”).  This Business Combination has not yet closed.  However AMIP LLC, BAM Management, and their affiliates began sharing office space on May 17, 2010.  Accordingly, the Reporting Persons have voluntarily decided to deem themselves a “Group” for purposes of their respective beneficial ownership of the Common Stock.

While there is no agreement or understanding whereby AMIP LLC, Adam Stern, or Mark Friedman, or their affiliates have authority to manage the investment positions of the Opportunity Fund, the TR Master Fund, or Ergos Offshore I Ltd., or whereby BAM Management, BAM Offshore Management, Ross Berman, Hal Mintz, or their affiliates have authority to manage the investment positions of AM III, Lyxor AM/V Fund, Limited, Partners Group Alternative Strategies PCC Limited Grey Delta Cell, or LMA SPV prior to the closing of the Business Combination, it is possible that AMIP LLC and its affiliates may from time to time coordinate investment decisionmaking with BAM Management and BAM Offshore Management and their affiliates, prior to the closing of the Business Combination.  There may be circumstances under which the above-mentioned Reporting Persons that have investment discretion over the positions held by the Opportunity Fund, the TR Master Fund and Ergos Offshore I Ltd. may also have investment discretion over certain positions held by AM III, Lyxor AM/V Fund, Limited, Partners Group Alternative Strategies PCC Limited Grey Delta Cell, and LMA SPV from time to time, and vice versa.   Accordingly, the reporting persons have reflected this potential for shared investment discretion before the closing of the Business Combination in this filing.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

May 17, 2010

BAM Opportunity Fund, L.P. By: BAM Capital, LLC its General Partner By: /s/ Ross Berman Name: Ross Berman Title: Managing Member

BAM Total Return Master Fund, Ltd.

By:  BAM Offshore Management, LLC
        its Investment Manager

By: /s/ Ross Berman
Name:  Ross Berman
        Title:   Managing Member

AM Master Fund III, LP

By:  AM Investment General Partner, LLC
        its General Partner

By: /s/ Adam Stern
Name:  Adam Stern
        Title:   Managing Member

BAM Capital, LLC

By: /s/ Ross Berman
       Name:  Ross Berman
       Title:  Managing Member

BAM Management, LLC

By: /s/ Ross Berman
       Name:  Ross Berman
       Title:  Managing Member

BAM Offshore Management, LLC

By: /s/ Ross Berman
       Name:  Ross Berman
       Title:  Managing Member

AM Investment Partners, LLC

By: /s/ Adam Stern
Name:  Adam Stern
        Title:   Managing Member

AM Investment Partners GP, Ltd.

By: /s/ Adam Stern
Name:   Adam Stern
        Title:    Director

AM Investment General Partner, LLC

By: /s/ Adam Stern
Name:  Adam Stern
        Title:   Managing Member

/s/ Ross Berman Ross Berman
/s/ Hal Mintz Hal Mintz /s/ Adam Stern Adam Stern /s/ Mark Friedman Mark Friedman